November 22, 2024

Bhaskar Rao
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington , Kentucky 40511

       Re: Tempur Sealy International, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-31922
Dear Bhaskar Rao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing